MAG Silver Corp.
April 16, 2008
For Immediate Release
NR#08-08

MAG SILVER & FRESNILLO INTERSECT HIGH GRADE SILVER ON JUANICIPIO VEIN

4,100 grams per tonne (g/t)(119.5 ounces per ton (opt)) silver over 0.60 metres with 1.47 g/t gold, 2.02% lead and 4.07% zinc

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) and Compania Fresnillo S.A. DE C.V. (“Fresnillo”) on behalf of Minera Juanicipio SA are pleased to announce assay results from Holes 17P and 18P targeted on the Juanicipio Vein.

Hole 18P intersected 4,100 g/t (119.5 opt) silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc.  Hole 17P intersected 130 g/t (3.8 opt) silver over 0.6 metres, with 0.34 g/t gold, 0.06% lead and 0.08% zinc.

Hole 18P intersected the Juanicipio Vein 110 metres west and 80 metres vertically below Hole JI-03-01 (2.0 metres of 689 g/t silver and 11.43 g/t gold, 40% core recovery) and 115 metres west and 45 metres above Hole 17P. Hole 17P intersected the Juanicipio Vein on the same section as and 110 metres vertically below Hole JI-03-01. A minimum of six holes are planned in 2008 to test the Juanicipio Vein over a strike length of 1,200 metres to the west.  The Juanicipio Vein is located 1,100 metres south of the Valdecañas Vein.

The results of Holes 17P and 18P confirm the continuity and the presence of a second high grade vein on the Juanicipio property.

Hole #	From	To	True Width	Silver	Silver	Gold	Lead	Zinc	Copper
			Metres	g/t	opt	g/t	%	%	%
JI-08-18P Juanicipio Vein	627.60	628.20	0.60	4,100	119.5	1.47	2.02	4.07	0.17
JI-08-17P Juanicipio Vein	651.45	652.05	0.60	130	3.8	0.34	0.06	0.08	nd

(See longitudinal section attached and www.magsilver.com for diagrams).

Most recently Industrias Peñoles SAB DE C.V. (“Peñoles”) announced a corporate restructuring whereby they transferred their equity interests in certain precious metal production properties (Fresnillo, La Cienega and Herradura) and exploration properties including the Juanicipio Joint Venture (Minera Juanicipio SA) into a new company called Compania Fresnillo SA.  They intend to merge Fresnillo into Fresnillo Limited a wholly owned U.K. subsidiary which will change to Fresnillo Plc with the intention to float 25% of the company on the London Stock Exchange.  This restructuring of Peñoles will not have any affect on the operation and the management of Minera Juanicipio nor the work programs going forward.

With regards to the Juanicipio Joint Venture company, Minera Juanicipio SA, the board members have been appointed and will be: Alberto Bailleres, Chairman of the Board Peñoles, Grupo BAL; Jaime Lomelin, CEO Peñoles (and Fresnillo); David Giles, V.P. Exploration Peñoles (and Fresnillo); Dan MacInnis, President and CEO MAG Silver; and Jonathan Rubenstein, Chairman of the Board, MAG Silver.

At a recently held technical committee meeting of Minera Juanicipio an initial 2008 exploration program was proposed.  This initial program totalled $US 4.6 million for 2008 and focuses on drilling the Valdecañas Vein, the Juanicipio Vein and other vein targets within the Juanicipio property. Diagrams related to the drilling program can be found on the website at www.magsilver.com. The program also includes metallurgical, engineering and geotechnical work as a prelude to an advanced underground exploration program expected to be proposed later this year. Two geotechnical and engineering holes have already been drilled to the east of Juanicipio.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture
The roughly 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the worlds’ largest producing silver mine operated by Peñoles. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.  MAG and Fresnillo are now operating the delineation and exploration program through their joint venture company, Minera Juanicipio S.A. DE C.V.

About Peñoles (www.penoles.com.mx), Compania Fresnillo
Industrias Peñoles S.A.B. DE C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc. Recently Peñoles announced a corporate restructuring whereby they have transferred their equity interests in certain precious metal production properties and exploration properties into a new company called Compania Fresnillo SA.  They intend to merge Fresnillo into Fresnillo Limited a wholly owned U.K. subsidiary which will change to Fresnillo Plc with the intention to float 25% of the company on the London Stock Exchange.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. DE C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

Neither the TSX Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

Juanicipio Vein - Vertical Longitudinal Section

April, 2008

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Plan View
(Inset Map)
Valdecañas Vein
JV Boundary
MAG-Peñoles JV
(44% - 56%)
Juanicipio Vein
Legend
Proposed Hole
In Progress
Completed Hole
Surface
2250
2150
2050
1950
1850
1750
1650
1550
meters above sea level
JI-02
1.50m / 1g/t Ag / 1.59g/t Au
JI-10P
0.35m / 234g/t Ag / 0.11g/t Au
JI-12P
0.25m / 46g/t Ag / 0.20g/t Au
JI-01
2.00m / 630g/t Ag / 11.44g/t Au
JI-11P
0.55m / 0.5g/t Ag / 0.05g/t Au
Top of interpreted
Bonanza Zone
JI-18P
0.60m / 4,100g/t Ag / 1.47g/t Au
JI-17P
0.60m / 130g/t Ag/ 0.34g/t Au
JI-23P
JI-21P
JI-19P
JI-22P
JI-20P
See April 16th Press Release
MAG

Juanicipio Vein Section "E" NE 21°/ Looking E

559000
558500
2600
2500
2400
2300
2200
2100
2000
1900
1800
1700
1600
1500
1400
Juanicipio Vein
2.0/11.44/630
0.22/5.21/418
0.60/0.34/130
JU 1
JU 3
A_17P
500m

A
B
C
D
E
Limite JV

Geological Legend

- RF (Rhyolite Flows)
- RTL (Rhyolite Lithic Tuff)
- RTL (Rhyolite Lithic)
- TCG (Tertiary Conglomerate)
- TG: Lutite, Arenites, Andesites

- Juanicipio Vein
- Vein Traces
- Drill Hole Proposed
- Drill Hole Completed

Juanicipio Vein Section "D" NE 21°/ Looking E

MAG
2600
2500
2400
2300
2200
2100
2000
1900
1800
1700
1600
1500
1400
JU6
42P
P-18P
Juanicipio Vein
0.25/0.20/46
0.60/1.47/4,100
A
B
C
D
E
Limite JV
500m
Juanicipio Vein
Vein Traces
Drill Hole Proposed
Drill Hole Completed
Geological Legend
RF (Rhyolite Flows)
RTL (Rhyolite Lithic Tuff)
RTL (Rhyolite Lithic)
TCG (Tertiary Conglomerate)
TG
Lutite
Arenites
Andesites